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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3


                                  ORGANIC, INC.
                                ----------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title and Class of Securities)


                                    68617E101
                                    ---------
                                 (CUSIP Number)

                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3787
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                               September 18, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 8 Pages)
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----------------------------                       -----------------------------
    CUSIP NO. 68617E101             13D/A                PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Seneca Investments LLC

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 19,648,101* shares
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    19,648,101* shares
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,648,101* shares
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

   *Excludes 51,954,975 Organic, Inc. common shares owned by Organic Holdings LLC which Seneca has agreed to acquire pursuant to a Share Purchase Agreement, dated as of September 18, 2001. Seneca disclaims beneficial ownership of these shares.


                              (Page 2 of 8 Pages)
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----------------------------                       -----------------------------
    CUSIP NO. 68617E101             13D/A                PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Pegasus Investors II, LP

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None (See Item 5)
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None (See Item 5)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None (See Item 5)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None (See Item 5)
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                              (Page 3 of 8 Pages)
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----------------------------                       -----------------------------
    CUSIP NO. 68617E101             13D/A                PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Pegasus Investors II GP, LLC

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None (See Item 5)
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None (See Item 5)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None (See Item 5)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None (See Item 5)
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                              (Page 4 of 8 Pages)
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----------------------------                       -----------------------------
    CUSIP NO. 68617E101             13D/A                PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Omnicom Group Inc.

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                 None (See Item 5)
 BY EACH REPORTING           ---------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    None
                             ---------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                    None (See Item 5)
                             ---------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None (See Item 5)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None (See Item 5)
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

                              (Page 5 of 8 Pages)
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      This amendment (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D originally filed on May 14, 2001, as amended on August 6, 2001 (as amended, the "Statement"), relating to the common stock of Organic, Inc. In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Item 4 of the Statement is amended by adding the following disclosure.

      On September 18, 2001, Seneca entered into an agreement to acquire 51,954,975 Organic, Inc. common shares presently held by a subsidiary of Organic Holdings LLC, or 58.7% of the total outstanding Organic common shares. The closing of the purchase of these shares is subject to various conditions, including completion of documentation satisfactory to Seneca relating to changes to Organic's San Francisco office lease to which Organic and its landlord have agreed in principle, the absence of any Organic material adverse change or material defaults by Organic and other customary conditions. Accordingly, there can be no assurance that the closing will occur or, if so, as to its timing.

      The amount payable in the transaction for the shares is based on an earn-out formula calculated by reference to, in general, 4.5 to 6.5 times Organic's average annual profit before taxes for the three years ended December 31, 2006. An advance cash payment of $5.9 million will be paid at closing and an additional advance of $10.0 million would subsequently be paid in respect of such earn out amount if certain conditions are met. If Seneca has not acquired at least 90% of all Organic common shares within a year of the closing of this purchase, Seneca has the right to elect not to make the $10.0 million payment and adjust the earn-out amount otherwise payable. Additional payments, if any, would depend on Organic's results of operations through December 31, 2006. The earn-out formula and terms are set forth in the share purchase agreement attached hereto as Exhibit 3 and incorporated herein by reference.

      The foregoing description is qualified in its entirety by reference to the full text of the share purchase agreement.

      Simultaneously with the execution of the share purchase agreement, Seneca made a proposal to Organic to acquire the 16.9 million outstanding Organic common shares not owned or under contract to be purchased by it at $0.33 per share in cash. A copy of the proposal is attached hereto as Exhibit 4 and incorporated herein by reference. There can be no assurance that the transaction contemplated by this proposal will occur or as to the timing or final terms thereof.

      Seneca disclaims beneficial ownership of all of Organic's common shares that are subject to the Organic Holdings share purchase agreement. Pegasus Investors, Pegasus and Omnicom continue to disclaim beneficial ownership of all of Organic's common shares to which this Statement relates.

                              (Page 6 of 8 Pages)

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following to the end thereto.

      3. Share Purchase Agreement, dated as of September 18, 2001, by and among Seneca, E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson.

      4.    Letter, dated September 18, 2001, from Seneca to Organic, Inc.






                              (Page 7 of 8 Pages)

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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 18, 2001

                                  SENECA INVESTMENTS LLC


                                  By: /s/ GERARD A. NEUMANN
                                     -------------------------------------
                                          Chief Financial Officer

                                  PEGASUS INVESTORS II, LP

                                  By: Pegasus Investors II GP, LLC, its
                                      General Partner


                                  By: /s/ ANDREW BURSKY
                                     -------------------------------------
                                          Vice President

                                  PEGASUS INVESTORS II GP, LLC


                                  By: /s/ ANDREW BURSKY
                                     -------------------------------------
                                          Vice President

                                  OMNICOM GROUP INC.


                                  By: /s/ RANDALL J. WEISENBURGER
                                     -------------------------------------
                                          Executive Vice President


                              (Page 8 of 8 Pages)